UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*

CELLULAR BIOMEDICINE GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15117P102 (formerly 276050101)
(CUSIP Number)

December 31, 2014

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 15117P102	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Full Moon Resources Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
554,777

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
554,777

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
554,777

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

________________
(1)  Full Moon Resources Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.
(2)  Based on 10,946,022 shares of common stock of the Issuer outstanding derived from (i) 9,946,022 shares of common stock as of November 10, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014 plus (ii) 1,000,000 shares of common stock previously held by Venture Garden Limited under an option, which was exercised in full on December 23, 2014.

Cusip No. 15117P102	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Venture Garden Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0-

	6	SHARED VOTING POWER
237,143

	7	SOLE DISPOSITIVE POWER
- 0-

	8	SHARED DISPOSITIVE POWER
237,143

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,143

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

________________
(1)  Venture Garden Limited is incorporated in the British Virgin Islands and does not have an  I.R.S. Identification Number.
(2)  Based on 10,946,022 shares of common stock of the Issuer outstanding derived from (i) 9,946,022 shares of common stock as of November 10, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014 plus (ii) 1,000,000 shares of common stock previously held by Venture Garden Limited under an option, which were exercised in full on December 23, 2014.

Cusip No. 15117P102	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: Pak To Leung
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
791,920

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
791,920

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
791,920(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

____________
(1)  Pak To Leung (“Mr. Leung”) is a citizen of Hong Kong SAR and does not have an I.R.S. Identification Number.
(2)  Represents (x) 554,777 shares held by Full Moon Resources Limited, a company wholly owned by the Reporting Person and for which he is the sole director and (y) 237,143 shares held by Venture Garden Limited, a company wholly owned by the Reporting Person and for which he is the sole director.
(3)  Based on 10,946,022 shares of common stock of the Issuer outstanding derived from (i) 9,946,022 shares of common stock as of November 10, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2014 plus (ii) 1,000,000 shares of common stock previously held by Venture Garden Limited under an option, which were exercised in full on  December 23, 2014.

Cusip No. 15117P102	13G	Page 5 of 7 Pages

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed jointly by Full Moon Resources Limited (“Full Moon”), Venture Garden Limited (“Venture Garden”) and Mr. Pak To Leung (“Mr. Leung”) (the “Reporting Persons”) to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Persons on July 7, 2014 (the "Schedule 13G") in respect of the common stock (the “Common Stock”) of Cellular Biomedicine Group, Inc. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Schedule 13G.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant. Only items reported herein are amended.  All other items remain unchanged.

Item 4	Ownership

The information provided under Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

A.	Full Moon

(a)	There has been no change in the actual number of shares of Common Stock beneficially owned by Full Moon.

(b)	The number of shares Full Moon may be deemed to beneficially own constitutes approximately 5.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 554,777

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 554,777

B.	Venture Garden

(a)
On December 23, 2014, Venture Garden assigned a portion of the option to purchase 1,000,000 shares of Common Stock to other persons in a private transaction. Immediately after the assignment, Venture Garden subscribed for 380,000 shares of Common Stock by exercising the remaining portion of the option in full and sold 142,857 shares of Common Stock to another person in a separate private transaction. As a result, Venture Garden’s beneficially ownership in the shares of Common Stock was reduced from 1,000,000 shares to 237,143 shares.

(b)	The number of shares Venture Garden may be deemed to beneficially own constitutes approximately 2.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

Cusip No. 15117P102	13G	Page 6 of 7 Pages

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 237,143

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 237,143

C.	Mr. Leung

(a)	As a result of the transactions entered into by Venture Garden on December 23, 2014, Mr. Leung’s beneficial ownership in the shares of Common Stock was reduced from 1,554,777 shares to 791,920 shares.

(b)	The number of shares Mr. Leung may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 791,920

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 791,920

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Venture Garden has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 15117P102	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of February, 2015.

FULL MOON RESOURCES LIMITED

By:	\s\ Pak To Leung
Name: Pak To Leung Title: Sole Director

VENTURE GARDEN LIMITED

By:	\s\ Pak To Leung
Name: Pak To Leung Title: Sole Director

\s\ Pak To Leung
Pak To Leung